PROSPECTUS


                       [Ferrrellgas Partners, L.P. logo]

                            Ferrellgas Partners, L.P.

                             1,528,104 Common Units
                     representing limited partner interests

     This prospectus has been prepared for use in connection with the proposed offering and sale of up to 1,528,104 common units representing limited partner interests in Ferrellgas Partners, L.P. by or for the account of the selling holders of common units referred to herein. We initially sold the common units offered by this prospectus to the selling unitholders identified in the "Selling Unitholders" section of this prospectus pursuant to several private placements. We are registering these common units pursuant to our commitment to register the common units. See "Selling Unitholders." The common units may be sold from time to time by or for the account of the selling unitholders in the over-the-counter market, on the New York Stock Exchange or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices.

     We will receive no portion of the proceeds from the sale of the common units. We will pay the costs and expenses of the registration and offering of the common units, estimated to be approximately $24,066, other than discounts and commissions and other expenses to be paid by the selling unitholders. The common units may be sold by any one or more of the following methods:

o block trade, which may involve crosses, in which the broker or dealer so engaged will attempt to sell the common units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o    privately negotiated transactions.

See "Plan of Distribution."

     The common units are traded on the New York Stock Exchange under the symbol "FGP." On May 27, 2004, the last reported sales price for the common units as reported on the NYSE Composite Transactions tape was $21.67 per common unit.

     Brokers or dealers participating in this offering may be deemed to be "underwriters" and the compensation received by them may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the selling unitholders and specific other persons, including their agents or underwriters, against specific liabilities, including liabilities under the Securities Act and the selling unitholders may also agree to indemnify such agents or underwriters against such liabilities. See "Selling Unitholders" and "Plan of Distribution."

     Investing in our common units involves risk. See "Risk Factors" beginning on page 2 of this prospectus and on page 10 of our Annual Report on Form 10-K for our fiscal year ended July 31, 2003. See "Where you can find more information" on page 20 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is May 28, 2004.

                                Table of Contents

About this Prospectus......................................................  i
Prospectus Summary.........................................................  1
Risk Factors...............................................................  2
Use of Proceeds............................................................  4
Tax Consequences...........................................................  5
Investment in Us by Employee Benefit Plans................................. 16
Selling Unitholders........................................................ 18
Plan of Distribution....................................................... 19
Where You Can Find More Information........................................ 20
Legal Matters.............................................................. 21
Experts.................................................................... 21
Forward-Looking Statements................................................. 22

                              ABOUT THIS PROSPECTUS

     YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION." WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

     Unless otherwise stated, the information in this prospectus is accurate as of May 28, 2004. You should rely only on the information contained in this prospectus and the information we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus or the information we have incorporated by reference is accurate as of any date other than the date of the respective document or information, as applicable. If information in any of the documents we have incorporated by reference conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

     For purposes of this prospectus, unless the context otherwise indicates, when we refer to "us," "we," "our," or "ours," we describe Ferrellgas Partners, L.P. and our subsidiaries, including Ferrellgas, L.P., our operating partnership. References to our "general partner" refer to Ferrellgas, Inc.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other information we have incorporated by reference to understand fully the terms of the common units being offered hereunder, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to "Risk Factors" beginning on page 3 of this prospectus and on page 10 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2003 to determine whether an investment in the common units is appropriate for you. See "Where you can find more information" on page 20 of this prospectus.

                            Ferrellgas Partners, L.P.

     We believe that we are the second largest retail marketer of propane in the United States as measured by our retail gallons sold in fiscal 2003. As of January 31, 2004, we had 609 retail outlets serving more than one million residential, industrial/commercial and agricultural and other customers in 45 states. Our operations primarily include the retail distribution and sale of propane and related equipment and supplies and extend from coast to coast with concentrations in the Midwest, Southeast, Southwest and Northwest regions of the United States.

     Our retail propane distribution consists principally of transporting propane purchased from third parties to our retail distribution outlets and then to tanks on customers' premises, as well as to portable propane tanks. A substantial majority of our gross profit is derived from the retail distribution and sale of propane and related risk management activities. Gross profit from our retail distribution of propane is derived primarily from three sources:

o    residential customers;

o    industrial/commercial customers; and

o    agricultural and other customers.

                                  Recent Events

     On April 14, 2004, we announced the closing of a public offering of 7.0 million common units. We received net proceeds from this offering of approximately $156.4 million, based on the offering price of $23.34 per common unit and after deducting underwriting discounts and commissions.

     On April 20, 2004, we announced that Ferrellgas Escrow LLC, a wholly-owned subsidiary of our operating partnership, and Ferrellgas Finance Escrow Corporation, a wholly-owned indirect subsidiary of our operating partnership, closed a private placement of $250.0 million of 6 3/4% senior notes due 2014. The two subsidiaries were co-obligors under the senior notes and received net proceeds of approximately $243.5 million from the private placement based on an offering price of 99.637% per note and after deducting underwriting discounts and commissions. The senior notes were issued pursuant to an indenture dated April 20, 2004.

     On April 21, 2004, Ferrellgas Escrow LLC was merged with and into our operating partnership and Ferrellgas Finance Escrow Corporation was merged with and into Ferrellgas Finance Corp., thereby making our operating partnership and Ferrellgas Finance Corp. the new co-obligors under the senior notes. Our operating partnership and Ferrellgas Finance Corp. have agreed to effect an exchange offer for the senior notes pursuant to a registration rights agreement dated April 20, 2004.

     On April 20, 2004, an affiliate of our general partner acquired all of the outstanding common stock of Blue Rhino Corporation in an all cash merger, after which it converted Blue Rhino Corporation into a limited liability company, Blue Rhino LLC. On April 21, 2004, this affiliate contributed Blue Rhino LLC to our operating partnership, Ferrellgas, L.P., through a series of transactions. Blue Rhino LLC was thereafter merged with and into our operating partnership. As a result of these transactions, we have become the leading national provider of portable propane tank exchange services as well as a leading supplier of complementary propane and non-propane products to consumers through many of the nation's largest retailers. Our branded propane tank exchange service is offered at more than 30,000 retail locations in 49 states, Puerto Rico and the U.S. Virgin Islands, including at leading home improvement centers, mass merchants, hardware, grocery and convenience stores and is marketed under the trade name "Blue Rhino."
                             Additional Information

Our principal executive office is located at One Liberty Plaza, Liberty, Missouri 64068, and the telephone number is (816) 792-1600.

                                  RISK FACTORS

     Before you invest in our common units, you should be aware that there are various risks. In addition to the risk factors listed below, please see "Risk Factors" beginning on page 10 of our Annual Report on Form 10-K for our fiscal year ended July 31, 2003, for a discussion of particular factors you should consider before determining whether an investment in our common units is appropriate for you. See "Where You Can Find More Information" on page 20 of this prospectus.

                         Risks Inherent to Our Business

Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations.

     We have substantial indebtedness and other financial obligations. As of January 31, 2004, we had approximately:

     o    total indebtedness of $946.9 million;

     o    partners' capital of $61.1 million;

     o availability under our operating partnership's bank credit facility of $71.9 million; and

     o aggregate future minimum rental commitments under non-cancelable tank and other equipment operating leases of $77.4 million; provided, however, if we elect to purchase the underlying assets at the end of the lease terms, such aggregate buyout would be $24.6 million.

     As of January 31, 2004, adjusted on a pro forma basis after giving effect to:

     o our issuance on April 7, 2004 of 7,000,000 common units, the net proceeds of which were contributed to our operating partnership to enable it to reduce borrowings under its bank credit facility;

     o our operating partnership's incurrence on April 21, 2004 of $250.0 million of debt; and

     o our operating partnership's borrowings on April 21, 2004 under its bank credit facility in connection with the contribution of Blue Rhino
          LLC:

     o to pay a portion of the liability for the merger consideration to the former Blue Rhino Corporation common stockholders;

     o to redeem the then vested stock options and warrants of Blue Rhino Corporation; o to pay all borrowings then outstanding under the existing Blue Rhino LLC bank credit facility; and o to pay other related costs and expenses;

     we had approximately:

     o    total indebtedness of $1,097.0 million;

     o    partners' capital of $259.8 million;

     o availability under our operating partnership's bank credit facility of $119.0 million; and

     o aggregate future minimum rental commitments under non-cancelable tank and other equipment operating leases of $96.6 million; provided, however, if we elect to purchase the underlying assets at the end of the lease terms, such aggregate buyout would be $24.6 million.

     Subject  to  the   restrictions   governing  our  operating   partnership's
indebtedness and other financial obligations and the indenture governing the notes, we may incur significant additional indebtedness and other financial obligations, which may be secured and/or structurally senior to the common units.

     Our substantial indebtedness and other financial obligations could have important consequences to you. For example, it could:

     o make it more difficult for us to pay distributions on the common units;

     o impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     o result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

     o have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

     o require us to dedicate a substantial portion of our cash flow from the operating partnership to payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     o place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

     If we or our operating partnership are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

           Risks Related to Our Portable Propane Tank Exchange Program

The revenues received from the recently acquired Blue Rhino assets and business are concentrated with a limited number of retailers under non-exclusive arrangements that may be terminated at will.

     The revenues received from the recently acquired Blue Rhino assets and business are concentrated with a limited number of retailers. If one or more of these retailers were to materially reduce or terminate its business with us, the results from our propane tank exchange operations may suffer. For fiscal 2003, Wal*Mart, Home Depot, and Lowe's represented approximately 36%, 18% and 11% of Blue Rhino's net revenues, respectively. None of our significant retail tank exchange accounts are contractually bound to offer our tank exchange service or products. Therefore, retailers can discontinue our tank exchange service or sales of our propane related products at any time and offer a competitor's tank exchange service or related propane products or none at all. Continued relations with a retailer depend upon various factors, including price, customer service, consumer demand and competition. In addition, most of our significant retailers have multiple vendor policies and may seek to offer a competitor's tank exchange program or products competitive with our propane related products at new or existing locations of these significant retailers. If any significant retailer materially reduces, terminates or is unwilling to expand its relationship with us or requires price reductions or other adverse modifications in our selling terms, our results from our tank exchange operations may suffer.

If our distributors do not perform up to our expectations, if we encounter difficulties in managing our distributor operations or if we or our distributors are not able to manage growth effectively, our retail relationships may be adversely impacted and our tank exchange business may suffer.

     We rely exclusively on our distributors to deliver our tank exchange service to retailers. Accordingly, our success depends on our ability to maintain and manage distributor relationships and operations and on the distributors' ability to set up and adequately service accounts. Many of our distributors are independent, and we exercise only limited influence over the resources that these distributors devote to tank exchange. Our retailers impose demanding service requirements on us, and we could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of portable propane tanks at retail locations. The poor performance of a single distributor to a national retailer could jeopardize our entire relationship with that retailer and cause our tank exchange business to suffer. In addition, the number of retail locations offering our tank exchange and corresponding sales have historically grown significantly along with the creation of our distributor network. Accordingly, our distributors must be able to adequately service an increasing number of retail accounts. If we or our distributors fail to manage growth effectively, our financial results from our tank exchange business may suffer.

If we experience problems associated with our R4 Technical Center, our distributors may not be able to service our retail accounts and our tank exchange business may suffer.

     R4 Technical Center--North Carolina, LLC is a joint venture in which we and Manchester Tank & Equipment Co. North Carolina each own a 50% interest. Several distributors owned by us as well as several independent distributors rely on R4 Technical Center for their required supplies of refilled and refurbished propane tanks. We effectively share management of R4 Technical Center with Manchester Tank & Equipment. If R4 Technical Center experiences problems, whether operational, caused by management disagreements or otherwise, we may be unable to meet production goals, achieve targeted production costs or otherwise satisfy the needs of our distributors, in which event the ability of our distributors to service our retail accounts may be adversely impacted and cause our tank exchange business to suffer.

If we are unable to manage the impact of recent overfill prevention device valve guidelines, our tank exchange business may suffer.

     Guidelines published by the National Fire Protection Association in the current form of Pamphlet 58 and adopted in many states require that all portable propane tanks refilled after April 1, 2002 must be fitted with an overfill prevention valve. If we or our distributors cannot satisfy the demand for compliant propane tanks such that our retailers maintain an adequate supply, our retailer relationships and our tank exchange business may suffer. In addition, for some of our customers, we have fixed in advance the price per tank exchange unit charged to our retailers. When pricing, we make assumptions with regard to the number of tanks that will already have an overfill prevention valve when presented for exchange, on which our margins will be greater, and the number of tanks that will need an overfill prevention valve. If our actual experience is inconsistent with our assumptions, our margins on sales to that retailer may be lower than expected, which may have an adverse effect on our financial condition and results of operations.

For our tank exchange business, we depend on our management information systems to manage all aspects of that business effectively.

     For our tank exchange business, we depend on our management information systems to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products on a timely basis. In addition, our staff of management information systems professionals relies heavily on the support of several key consultants. Any disruption in the operation of those management information systems, loss of employees knowledgeable about such systems, termination of our relationship with one or more of these key consultants or failure to continue to modify such systems effectively as our business expands could negatively affect our tank exchange business.

Potential retail partners may not be able to obtain necessary permits or may be substantially delayed in obtaining necessary permits, which may adversely impact our ability to grow our tank exchange retail locations.

     Local ordinances, which vary from jurisdiction to jurisdiction, generally require retailers to obtain permits to store and sell propane tanks. These ordinances influence retailers' acceptance of tank exchange, distribution methods, propane tank packaging and storage. The ability and time required to obtain permits varies by jurisdiction. Delays in obtaining permits have from time to time significantly delayed the installation of new retail locations. Some jurisdictions have refused to issue the necessary permits, which has prevented some installations. Some jurisdictions may also impose additional restrictions on our ability to market and our distributors' ability to transport propane tanks or otherwise maintain our tank exchange program.

                                 USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of the common units. All proceeds will be for the account of the selling unitholders, as described below. See "Selling Unitholders."

                                TAX CONSEQUENCES

     This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the actual tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Ferrellgas Partners, L.P. and the operating partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and it has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders that may be subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, that unitholder's own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of our common units.

     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to us and our general partner, and are, to the extent noted herein, based on the accuracy of various factual matters.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders, other than a ruling we received relating to our taxable year. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this prospectus may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially reduce the prices at which our common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, Mayer, Brown, Rowe & Maw LLP has not rendered an opinion with respect to the following specific federal income tax issues:

     o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; see "--Tax Consequences of Unit Ownership--Treatment of Short Sales;"

     o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations; see "--Disposition of Common Units--Allocations Between Transferors and Transferees;" and

     o whether our method for depreciating Section 743 adjustments is sustainable; see "--Tax Consequences of Unit Ownership--Section 754 Election."

Partnership Status

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account that partner's allocable share of items of income, gain, loss and deduction of the partnership in computing that partner's federal income tax liability, regardless of whether cash distributions are made. In most cases, distributions by a partnership to a partner are not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in that partner's partnership interest.

     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we rely on the opinion of Mayer, Brown, Rowe & Maw LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that we and our operating partnership will each be classified as a partnership for federal income tax purposes so long as:

     o    we do not elect to be treated as a corporation; and

     o for each taxable year, more than 90% of our gross income has been and continues to be "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Qualifying income includes income and gains from the processing, refining, transportation and marketing of crude oil, natural gas and products thereof, including the transportation and retail and wholesale marketing of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We believe that more than 90% of our income has been, and will be, within one or more categories of income that are qualifying income. The portion of our income that is qualifying income can change from time to time.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and should be tax-free to a unitholder so long as that unitholder does not have liabilities allocated to that unitholder in excess of the tax basis in that unitholder's units. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits) or (in the absence of earnings and profits or any amount in excess of earnings and profits) a nontaxable return of capital (to the extent of the tax basis in that unitholder's common units) or taxable capital gain (after the tax basis in that unitholder's common units is reduced to zero). Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.

     The discussion below assumes that we will be treated as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Also:

     o assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

     o unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units;

will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive particular federal income tax information or reports furnished to record holders of common units unless our common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as one of our partners with respect to those common units for federal income tax purposes. See "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

     No portion of our income, gains, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.

     The following discussion assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

     Each unitholder will be required to report on that unitholder's income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income that unitholder's allocable share of our income, gain, loss and deduction for our taxable year. Our taxable year is the calendar year.

Treatment of Partnership Distributions

     Except as described below, our distributions to a unitholder will not be taxable to that unitholder for federal income tax purposes to the extent of the tax basis in that unitholder's common units immediately before the distribution. Except as described below, our cash distributions in excess of a unitholder's tax basis will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, which are known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. See "--Tax Consequences of Unit Ownership--Limitations on Deductibility of Partnership Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease that unitholder's share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the tax basis in that unitholder's common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code and collectively referred to as "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed that unitholder's proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to that unitholder. This latter deemed exchange will result in the unitholder's realization of ordinary income which will equal the excess of:

     o    the non-pro rata portion of that distribution; over

     o the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Cash Distributions

     We estimate that a person who:

     o    acquires the common units offered pursuant to this prospectus; and

     o owns those common units through the period ending on the record date for the cash distribution payable for the fiscal quarter ended July 31, 2006,

will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 10% of the cumulative cash distributed to such person for that period. The taxable income allocable to a unitholder for subsequent periods may constitute an increasing percentage of distributable cash. These estimates are based upon many assumptions regarding our business and operations, including assumptions about weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. These estimates and our assumptions are subject to numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, these estimates are based on current tax law and tax reporting positions with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could materially affect the value of our common units.

Basis of Common Units

     A unitholder will have an initial tax basis for its common units equal to the amount that unitholder paid for our common units plus that unitholder's share of our nonrecourse liabilities. That basis will be increased by that unitholder's share of our income and by any increases in that unitholder's share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions that that unitholder receives from us, by that unitholder's share of our losses, by any decreases in that unitholder's share of our nonrecourse liabilities and by that unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to our general partner, but will have a share, primarily based on that unitholder's share of profits, of our nonrecourse liabilities. See "--Disposition of Common Units--Recognition of Gain or Loss."

Limitations on Deductibility of Partnership Losses

     The deduction by a unitholder of that unitholder's share of our losses will be limited to the unitholder's tax basis in its common units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or particular tax-exempt organizations), to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause that unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss, above such gain, previously suspended by the at risk or basis limitations would no longer be utilizable.

     Subject to each unitholder's specific tax situation, a unitholder will be at risk to the extent of the tax basis in that unitholder's common units, excluding any portion of that basis attributable to that unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold that unitholder's common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in that unitholder's share of our nonrecourse liabilities.

     The passive loss limitations provide that individuals, estates, trusts and specific closely held corporations and personal service corporations can deduct losses from passive activities (which for the most part consist of activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by us will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full when that unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     o interest on indebtedness properly allocable to property held for investment;

     o    our interest expense attributed to portfolio income; and

     o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but in most cases does not include gains attributable to the disposition of property held for investment.

Allocation of Partnership Income, Gain, Loss and Deduction

     If we have a net profit, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated among our general partner and the unitholders in accordance with their respective percentage interests in us. At any time that cash distributions are made to the holders of our senior units and our incentive distribution rights or a disproportionate distribution is made to a holder of our common units, gross income will be allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, as maintained under our partnership agreements, and, second, to our general partner.

     Various items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner or any other person contributing property to us, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time that we initially issued the common units offered pursuant to this prospectus. In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Mayer, Brown, Rowe & Maw LLP is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," the allocations in the partnership agreement of Ferrellgas Partners will be given effect for federal income tax purposes in determining how our income, gain, loss or deduction will be allocated among the holders of its outstanding equity.

Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend the partnership agreement of Ferrellgas Partners in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under that partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder could file a claim for credit or refund.

Treatment of Short Sales

     A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, that unitholder would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     o any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

     o any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

     o all of such distributions would appear to be treated as ordinary income.

     Mayer, Brown, Rowe & Maw LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See "--Disposition of Common Units--Recognition of Gain or Loss."

Alternative Minimum Tax

     Each unitholder will be required to take into account that unitholder's distributive share of any of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an adjustment item for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than that unitholder's share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

     The highest effective United States federal income tax rate for individuals for 2004 is 35% and the maximum United States federal income tax rate for net capital gains of an individual that are recognized prior to January 1, 2009 is 15%, if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election permits us to adjust a common unit purchaser's tax basis in our assets under
Section 743(b) of the Internal Revenue Code to reflect that unitholder's purchase price when common units are purchased from a holder thereof. The
Section 743(b) adjustment applies only to a person who purchases common units from a holder of common units (including a person who purchases the common units offered pursuant to this prospectus) and not pursuant to an initial offering by us. The effect of the Section 743(b) adjustment to a person buying the common units offered pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase.

     The calculations that are required to determine a Section 743(b) adjustment are made additionally complex because common units held by the public have been issued pursuant to multiple offerings. For example, particular regulations require that the portion of the Section 743(b) adjustment that eliminates the effect of any unamortized difference in "book" and tax basis of recovery property to the holder of such a common unit be depreciated over the remaining recovery period of that property, but Treasury Regulation Section 1.167(c)-1(a)(6) may require that any such difference in "book" and tax basis of other property be depreciated over a different period. In addition, the holder of a common unit, other than a holder who purchased such common unit pursuant to an initial offering by us, may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in "book" and tax basis applies but to which the holder of a common unit that is sold in an initial offering will not be entitled.

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of our common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. Under the partnership agreement of Ferrellgas Partners, our general partner is authorized to take a position to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor even if that position is not consistent with the Treasury Regulations.

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the "book" and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if common units held by the public other than those that are sold in an initial offering by us are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in "book" and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Mayer, Brown, Rowe & Maw LLP is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.

     A Section 754 election is advantageous if the tax basis in a transferee's common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, the transferee's depreciation and amortization deductions and the transferee's share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such common units is lower than such common unit's share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of our common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by us on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than most of our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than that purchaser would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income that unitholder's share of our income, gain, loss and deduction for our taxable year ending within or with that unitholder's taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include that unitholder's share of our income, gain, loss and deduction in income for its taxable year, with the result that that unitholder will be required to include in income for its taxable year that unitholder's share of more than one year of our income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

Initial Tax Basis, Depreciation and Amortization

     We will use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Assets that we acquired from our general partner in connection with our formation initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The majority of the assets that we acquired after our formation had an initial tax basis equal to their cost, however some of our assets were contributed to us and had an initial tax basis equal to the contributor's tax basis in those assets immediately prior to such contribution. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to an initial offering by us will be borne by unitholders holding interests in us prior to that offering. See "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction."

     We may elect to use permitted depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of that unitholder's interest in us. See "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

     The costs that we incurred in our organization have previously been amortized over a period of 60 months. The costs incurred in selling our common units, i.e. syndication expenses, must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which have previously been amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of our Properties

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus that unitholder's share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Prior distributions from us in excess of cumulative net taxable income in respect of a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if our common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than that unitholder's original cost.

     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment attributable to an amortizable intangible asset described in Section 197 of the Internal Revenue Code after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. See "--Tax Consequences of Unit Ownership--Section 754 Election." In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to that unitholder of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other unitholders.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will be taxed at a maximum rate of 15% for sales occurring prior to January 1, 2009. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term
"unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of our common unit and may be recognized even if there is a net taxable loss realized on the sale of our common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a holder of common units will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult that unitholder's tax advisor as to the possible consequences of this ruling and application of the regulations.

     The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

     o    a short sale;

     o    an offsetting notional principal contract; or

     o a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

Allocations Between Transferors and Transferees

     In most cases, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Mayer, Brown, Rowe & Maw LLP is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of common units. If this method is not allowed under the

Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter but will not be entitled to receive that cash distribution.

Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder's taxable income for the year of our termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Various Other Investors

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may substantially increase the tax liability and requirements imposed on such persons.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Moreover, under rules applicable to publicly-traded partnerships, we will withhold at the highest effective tax rate applicable to individuals, currently, 35%, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     In addition, because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident." In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of our common units during the five-year period ending on the date of the disposition and if our common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which sets forth each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which in most cases will not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of our common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     In most respects, partnerships are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreements appoint our general partner as our Tax Matters Partner.

     The Tax Matters Partner will make various elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on that unitholder's federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     o the name, address and taxpayer identification number of the beneficial owner and the nominee;

     o    whether the beneficial owner is:

     o    a person that is not a United States person;

     o    a  foreign   government,   an   international   organization   or  any
          wholly-owned agency or instrumentality of either of the foregoing; or

     o    a tax-exempt entity;

     o    the  amount  and  description  of  common  units  held,   acquired  or
          transferred for the beneficial owner; and

     o    particular   information  including  the  dates  of  acquisitions  and
          transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report this information to us. The nominee is required to supply the beneficial owner of our common units with the information furnished to us.

Registration as a Tax Shelter

     The Internal Revenue Code requires that tax shelters be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. Although we may not be a tax shelter for such purposes, we have registered as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number:
94201000010. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. A unitholder must disclose our tax shelter registration number on Form 8271 to be attached to that unitholder's tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on Form 8271 attached to its return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

Tax Shelter Reporting Rules

     Recently issued Treasury Regulations require taxpayers to report particular information on Form 8886 if they participate in a "reportable transaction." Unitholders may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisor concerning the application of any of these factors to their investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on "material advisors" that organize, manage or sell interests in registered "tax shelters." As previously stated, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including unitholder names and tax identification numbers, and to furnish this information to the IRS upon request. Unitholders are urged to consult with their own tax advisor concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of particular listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty is reduced if any portion is attributable to a position adopted on the return:

     o    with respect to which there is, or was, "substantial authority;" or

     o as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000, $10,000 for most corporations. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Consequences

     In addition to federal income taxes, unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on that unitholder's investment in us. We currently conduct business in 45 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Consequences of Unit Ownership--Entity-Level Collections." Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

     It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent states and localities of that unitholder's investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, that unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Mayer, Brown, Rowe & Maw LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

                   INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

     An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to:

     o the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, often referred to as ERISA; and

     o    restrictions imposed by Section 4975 of the Internal Revenue Code.

For these purposes, the term "employee benefit plan" may include:

     o    qualified pension, profit-sharing and stock bonus plans;

     o    simplified employee pension plans; and

     o tax deferred annuities or individual retirement accounts established or maintained by an employer or employee organization.

     Prior to making an investment in us, consideration should be given to, among other things:

     o whether the investment is permitted under the terms of the employee benefit plan;

     o    whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

     o whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA;

     o whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return; and

     o whether, as a result of the investment, the employee benefit plan will be required to file an exempt organization business income tax return with the IRS.

See "Tax Consequences--Disposition of Common Units--Tax-Exempt Organizations and Various Other Investors."

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan. A fiduciary should also consider whether the employee benefit plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, our general partner would also be a fiduciary of the employee benefit plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also individual retirement accounts that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the employee benefit plan. The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

     o    the  equity   interests   acquired  by  employee   benefit  plans  are
          publicly-offered securities; meaning the equity interests are:

     o    widely held by 100 or more investors independent of us and each other;

     o    freely transferable; and

     o    registered under some provisions of the federal securities laws;

     o the entity is an "operating company;" meaning that it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority owned subsidiary or subsidiaries; or

     o there is no significant investment by employee benefit plan investors; meaning that less than 25% of the value of each class of equity interest, disregarding particular interests held by our general partner, its affiliates, and particular other persons, is held by:

     o    the employee benefit plans referred to above;

     o    individual retirement accounts; and

     o    other  employee   benefit  plans  not  subject  to  ERISA,   including
          governmental plans.

     Our assets should not be considered "plan assets" under these regulations because it is expected that an investment in us will satisfy the requirements of the first bullet point immediately above.

     Plan fiduciaries contemplating an investment in us should consult with their own counsel regarding the potential consequences of such an investment under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or otherwise violate any applicable statutory provisions.

                               SELLING UNITHOLDERS

     We originally issued the 1,528,104 common units to the selling unitholders on April 21, 2004 in several private placements exempt from the registration requirements of the Securities Act. In connection with the sale of those common units, we agreed to file a registration statement with the SEC to register those common units.

     The following table sets forth information with respect to the selling unitholders and their beneficial ownership of the common units as of May 18, 2004. The 1,528,104 common units that may be offered and sold pursuant to this prospectus constitute approximately 3% of our outstanding common units as of that date. We prepared the table based on the information supplied to us by the selling unitholders named in the table. The selling unitholders may, however, have sold, transferred or otherwise disposed of all or a portion of their common units since the date on which they provided such information. We do not know when or in what amounts a selling unitholder may offer common units for sale. The selling unitholders may choose not to sell any of the common units offered by this prospectus. Because the selling unitholders may offer all, some, or none of their common units pursuant to this offering, we cannot estimate the number of common units that the selling unitholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling unitholders will sell all of the common units covered by this prospectus, and that, therefore, there will be no common units beneficially owned by the selling unitholders after the offering.

                             Number of
                           Common Units       Number of Common Units    Number of Common Units   Percentage of Outstanding
                               Owned             to be Offered              Beneficially         Common Units Beneficially
Unitholder                Before Offering    for Unitholder's Account    Owned After Offering       Owned After Offering
----------                ---------------    ------------------------   ----------------------   -------------------------
Billy D. Prim                 812,155               812,155                      0                           *

Andrew J. Filipowski          671,202               671,202                      0                           *

Malcolm McQuilkin              44,747                44,747                      0                           *
Living Trust, Malcolm
McQuilkin and Sheri
McQuilkin, Co-Trustees,
dated November 1, 1999

-------------
* indicates less than 1%

     Mr. Prim is a director of our general partner and serves as an officer of our general partner as an Executive Vice President and Chief Executive Officer of the Blue Rhino division. Mr. Filipowski is the brother-in-law of Mr. Prim. Other than as indicated in the prior sentence, none of the selling unitholders has held any position or office or had any other material relationship with Ferrellgas Partners or any predecessor, other than as a unitholder, during the past three years. However, the selling unitholders have held positions and offices and have had relationships with Blue Rhino Corporation, all of the assets of which were acquired by our operating partnership. See "Prospectus Summary-Recent Events." These relationships with Blue Rhino Corporation are described below.

     Prior to the merger of Blue Rhino Corporation, Mr. Prim was the Chairman and Chief Executive Officer, Mr. Filipowski was the Vice Chairman, and Messrs. Prim and Filipowski served as directors, of Blue Rhino Corporation. Mr.
McQuilkin was the Chief Executive Officer of a subsidiary of Blue Rhino Corporation.

     Blue Rhino Corporation had leased its offices in Winston-Salem, North Carolina from Rhino Real Estate, L.L.C. since March 1994. Messrs. Prim and Filipowski each own a 50.0% interest in Rhino Real Estate. Pursuant to the terms of the applicable leases, Blue Rhino Corporation paid annual rent of $347,760 plus its allocable share of all taxes, utilities and maintenance. Blue Rhino Corporation also leased additional office space in Winston-Salem from Rhino Real Estate. Under the terms of this lease, Blue Rhino Corporation paid annual rent of $61,002 plus its allocable share of all taxes, utilities and maintenance. Blue Rhino Corporation also leased a warehouse facility in Winston-Salem from Rhino Real Estate. Under the terms of this lease, Blue Rhino Corporation paid annual rent of $101,000 plus its allocable share of all taxes, utilities and maintenance. Effective December 23, 2003 and March 18, 2004, Rhino Real Estate sold the warehouse space and office space, respectively, underlying these leases to an independent third party, and as a result is no longer the lessor under these leases.

     In April 2000, in conjunction with its acquisition of Uniflame, Inc., Blue Rhino Corporation assumed Uniflame's lease of an office/warehouse facility located in Zion, Illinois from H & M Enterprises, L.L.C. Mr. McQuilkin is a member of H & M Enterprises and holds a 73.6% membership interest in that entity. Pursuant to the terms of the lease, Blue Rhino Corporation paid annual rent during fiscal 2001, 2002 and 2003 of approximately $323,688 plus its allocable share of all taxes, utilities and maintenance.

     During  fiscal  2003,  Blue  Rhino   Corporation  paid  fees  for  software
development and Internet hosting services provided by divine, inc. Mr. Filipowski was the chairman and chief executive officer of divine, inc. prior to February 2003. During fiscal 2003, Blue Rhino Corporation paid $376,000 in fees to divine, inc. for such services.

                              PLAN OF DISTRIBUTION

     We have been advised that the common units may be sold from time to time by or for the account of the selling unitholders in the over-the-counter market, on the NYSE or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices. The common units may be sold by any one or more of the following methods:

     o a block trade, which may involve crosses, in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o    through the settlement of short sales; and

     o    privately negotiated transactions.

In effecting sales, brokers or dealers engaged by the selling unitholders may arrange for other brokers or dealers to participate in the sales. In addition, any common units covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In connection with the distribution of the common units, the selling unitholders may enter into hedging transactions with brokers or dealers. In connection with such transactions, brokers or dealers may engage in short sales of the common units in the course of hedging the positions they assume with the selling unitholders. The selling unitholders may also enter into option or other transactions with brokers or dealers which require the delivery to the broker or dealer of the common units, which the broker or dealer may resell or otherwise transfer pursuant to this prospectus. The selling unitholders may also loan or pledge the common units to a broker or dealer, and the broker or dealer may sell the common units so loaned or, upon a default, effect sales of the common units so pledged, pursuant to this prospectus.

     The selling unitholders may effect such transactions by selling common units through brokers or dealers, and such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling unitholders, which may or may not exceed those customary in the types of transactions involved. The selling unitholders and any brokers or dealers that participate in the distribution of the common units may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profit on the sale of common units by it and any commissions, discounts or concessions received by any such broker or dealer may be deemed to be underwriting discounts and commission under the Securities Act.

     The selling unitholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the common units and, if the selling unitholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell such common units from time to time under this prospectus. If the common units are to be sold by pledgees or secured parties, we must amend the list of selling unitholders to include the pledgee or secured party as a selling unitholder by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

     We have agreed to indemnify the selling unitholders, controlling persons, and agents, and any person acting as an underwriter in connection with the offering and sale of the common units, against specific liabilities, including liabilities arising under the Securities Act, and the selling unitholders have agreed to indemnify us Partnership and our officers, directors, controlling persons and agents and any underwriter against some of those liabilities. We will pay the costs and expenses of the registration and offering of the common units, other than discounts and commissions, fees and disbursements of counsel and accountants for the selling unitholders and other expenses that the selling unitholders have agreed to pay.

                       WHERE YOU CAN FIND MORE INFORMATION

Where Documents are Filed; Copies of Documents

     We file annual, quarterly and other reports and other information with the SEC. You may read and download our SEC filings over the Internet from several commercial document retrieval services as well as at the SEC's website at http://www.sec.gov. You may also read and copy our SEC filings at the SEC's public reference room located at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room and any applicable copy charges.

     Because our common units are traded on the New York Stock Exchange, we also provide our SEC filings and particular other information to the New York Stock Exchange. You may obtain copies of these filings and this other information at the offices of the New York Stock Exchange located at 11 Wall Street, New York, New York 10005.

     In addition, you may also access further information about us by visiting our website at http://www.ferrellgas.com. Please note that the information and materials found on our website, except for our SEC filings expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.

Incorporation of Documents by Reference

     We filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to incorporate by reference information into this prospectus. Incorporation by reference means that we can disclose particular important information to you without actually including such information in this prospectus by simply referring you to another document that we filed separately with the SEC.

     The information we incorporate by reference is an important part of this prospectus and should be carefully read in conjunction with this prospectus and any prospectus supplement. Information that we file with the SEC after the date of this prospectus will automatically update and may supersede some of the information in this prospectus as well as information we previously filed with the SEC and that was incorporated by reference into this prospectus.

     The following documents are incorporated by reference into this prospectus:

     o the description of our common units in our registration statement on Form 8-A/A as filed with the SEC on February 18, 2003, and any amendments or reports filed to update the description;

     o the Annual Report on Form 10-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the fiscal year ended July 31, 2003, as filed with the SEC on October 21, 2003;

     o the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Partners Finance Corp. for the quarterly period ended October 31, 2003, as filed with the SEC on December 11, 2003;

     o the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the quarterly period ended January 31, 2004, as filed with the SEC on March 10, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on November 21, 2003;

     o the Current Report on Form 8-K of Ferrellgas Partners, Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. containing Items 5 and 7 of Form 8-K, as filed with the SEC on November 24, 2003;

     o the Current Report on Form 8-K of Ferrellgas Partners, L.P. and Ferrellgas, L.P., as filed with the SEC on December 1, 2003;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on February 5, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on February 13, 2004;

     o    the  Current  Report  on Form  8-K/A  of  Ferrellgas  Partners,  L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 2, 2004; and

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 12, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 15, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 22, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 30, 2004;

     o    the  Current  Report  on  Form  8-K  of  Ferrellgas  Partners,   L.P.,
          Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on May 5, 2004; and

     o all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the earlier of the termination of the registration statement to which this prospectus relates or until we sell all of the securities offered by this prospectus.

     If information in any of these incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

     You may request from us a copy of any document we incorporate by reference at no cost, excluding all exhibits to such incorporated documents unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document, by making such a request in writing or by telephone to the following address:

                                Ferrellgas, Inc.
                                One Liberty Plaza
                             Liberty, Missouri 64068
                          Attention: Investor Relations
                                 (816) 792-0203

     Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.

                                  LEGAL MATTERS

     Particular legal matters related to the securities described in this prospectus have been and/or will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, including the validity of the common units described in this prospectus.

                                     EXPERTS

     The consolidated  financial  statements and the related financial statement schedule incorporated in this prospectus supplement by reference from Ferrellgas Partners, L.P.'s, and Ferrellgas Partners Finance Corp.'s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports dated September 29, 2003 (which report relating to Ferrellgas Partners, L.P. expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated  financial  statements and the related financial statement schedule incorporated in this prospectus supplement by reference from Ferrellgas, L.P.'s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated September 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements incorporated in this prospectus supplement by reference from Ferrellgas Finance Corp.'s Annual Report on Form 10-K for the period ended July 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated September 29, 2003, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Ferrellgas, Inc. and Subsidiaries as of July 31, 2003 and 2002, filed as Exhibit 99.15 to the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. dated November 21, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report relating to Ferrellgas, Inc. and Subsidiaries dated September 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The  consolidated  financial  statements  of  Blue  Rhino  Corporation  and subsidiaries for the year ended July 31, 2003 appearing in the Ferrellgas Partners L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. Current Report on Form 8-K dated April 22, 2004, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have incorporated by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use or are preceded by words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.

     Forward-looking  statements are not guarantees of future  performance.  You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict.

     Some of our forward-looking statements include the following:

     o whether we will continue to meet all of the quarterly financial tests required by the agreements governing our indebtedness;

     o our expectation that retail gallons sold, gross profit and interest expense in future periods will approximate those in prior periods; and

     o our expectation that future periods will have increased depreciation expense over the amount recognized during fiscal 2003.

     For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 38 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2003 and on page 28 of our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004, both of which are incorporated by reference in this prospectus.

     When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2003, which is incorporated by reference in this prospectus. See "Where You Can Find More Information." Any of these risks could impair our business, financial condition or results of operation. Any such impairment may affect our ability to make distributions or pay interest on the principal of any of our debt securities. Except for ongoing obligations to disclose material information as required by federal securities laws, we do no undertake any obligation to update any forward-looking statements after distribution of this prospectus.

     In addition, our classification as a partnership for federal income tax purposes means that we do not generally pay federal income taxes. We do, however, pay taxes on the income of our subsidiaries that are corporations. We rely on legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See "Risk Factors" beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2003, which is incorporated by reference in this prospectus.

                        [Ferrellgas Partners, L.P. logo]